FORM 53-901F

MATERIAL CHANGE REPORT

UNDER SECTION 85(1) OF THE SECURITIES ACT

AND SECTION 151 OF THE SECURITIES RULES

ITEM 1.

REPORTING ISSUER

PLATINUM GROUP METALS LTD.

328 – 550 Burrard Street Vancouver BC, V6C 2B5

Telephone:

(604) 899-5450     Facsimile:

(604) 484-4710

ITEM 2.

Date of Material Change

July 13, 2006

ITEM 3.

PRESS RELEASE

The Issuer issued a press release at Vancouver, BC dated July 13, 2006 to the TSX.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

Platinum Group Metals Ltd. (PTM-TSX) announced that the Company and its agents have closed a previously announced private placement for gross proceeds of Cdn $10,080,000.

ITEM 5.

Full Description of Material Change

See News Release dated July 13, 2006.

ITEM 6.

RELIANCE ON SECTION 85(2) OF THE ACT (BRITISH COLUMBIA) AND SECTION 118(2) OF THE ACT (ALBERTA)       N/A

ITEM 7.

OMITTED INFORMATION     N/A

ITEM 8.

SENIOR OFFICERS

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO

Phone: (604) 899-5450

ITEM 9.

STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein. Dated at Vancouver, British Columbia this 14th day of July, 2006.

Platinum Group Metals Ltd.

“Frank Hallam”

Frank Hallam, Director & CFO

Platinum Group Metals Ltd.

MATERIAL CHANGE REPORT

328 – 550 Burrard Street, Vancouver BC, V6C 2B5